As filed with the Securities and Exchange Commission on February 20, 2009

Registration No. 333-25471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1
to
FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ILLINOIS TOOL WORKS INC.
(Exact name of Registrant as Specified in Its Charter)

Delaware	**36-1258310**
(State or other jurisdiction of incorporation)	**(I.R.S. Employer Identification No.)**
3600 West Lake Avenue, Glenview, IL	**60026-1215**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: 847-724-7500

James H. Wooten, Jr.
Senior Vice President, General Counsel & Secretary
Illinois Tool Works Inc.
3600 West Lake Avenue
Glenview, Illinois 60026-1215
(847) 724-7500

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Approximate date of commencement or proposed sale to the public: Not Applicable.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

(Do not check if a smaller reporting company)

EXPLANATORY NOTE: DEREGISTRATION OF SECURITIES

On April 18, 1997, Illinois Tool Works Inc. (the "Company") filed a registration statement on Form S-4 (Registration No. 333-25471) with the U.S. Securities and Exchange Commission to register 5,000,000 shares of common stock of the Company, together with an indeterminable number of additional securities resulting from stock splits, stock dividends or similar transactions. After giving effect to stock splits, 15,668,494 shares remain available pursuant to the Form S-4 Registration Statement.

The Company is filing this post-effective amendment No. 1 to the Form S-4 Registration Statement to deregister all of the 15,668,494 shares that remain unsold thereunder.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this post-effective amendment no. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Glenview, State of Illinois, on February 20, 2009.

ILLINOIS TOOL WORKS INC.

By: <u>James H. Wooten, Jr._____</u>
James H. Wooten, Jr.
Senior Vice President, General Counsel
& Corporate Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this post-effective amendment no. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on February 20, 2009.

SIGNATURE	TITLE
/s/ David B. Speer David B. Speer	Chairman & Chief Executive Officer & Director (Principal Executive Officer)
/s/ Ronald D. Kropp Ronald D. Kropp	Senior Vice President & Chief Financial Officer (Principal Financial & Accounting Officer)
/s/ William F. Aldinger William F. Aldinger	Director
/s/ Marvin D. Brailsford Marvin D. Brailsford	Director
/s/ Susan Crown Susan Crown	Director
/s/ Don H. Davis, Jr. Don H. Davis, Jr.	Director
/s/ Robert C. McCormack Robert C. McCormack	Director
/s/ Robert S. Morrison Robert S. Morrison	Director
/s/ James A. Skinner James A. Skinner	Director
/s/ Harold B. Smith Harold B. Smith	Director
/s/ Pamela B. Strobel Pamela B. Strobel	Director